SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. __*)

                               PIVOTAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Shares, No par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    72581R106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Eric Rosenfeld
                     c/o Crescendo Partners II L.P. Series V
                           350 Park Avenue, 4th Floor
                            New York, New York 10022
                            Telephone: (212) 319-7676
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)


                                   May 6, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 72581R106               SCHEDULE 13D                 PAGE 2 OF 8 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     CRESCENDO PARTNERS II, L.P. SERIES V
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       2,773,550 SHARES
NUMBER OF       ----------------------------------------------------------------
SHARES            8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY               -0-
EACH            ----------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER
PERSON
WITH                   2,773,550 SHARES
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,773,550 SHARES
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.88%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 72581R106               SCHEDULE 13D                 PAGE 3 OF 8 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     CRESCENDO INVESTMENTS II, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       2,773,550 SHARES
NUMBER OF       ----------------------------------------------------------------
SHARES            8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY               -0-
EACH            ----------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER
PERSON
WITH                   2,773,550 SHARES
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,773,550 SHARES
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.88%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 72581R106               SCHEDULE 13D                 PAGE 4 OF 8 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     ERIC ROSENFELD
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       2,773,550 SHARES
NUMBER OF       ----------------------------------------------------------------
SHARES            8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY               -0-
EACH            ----------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER
PERSON
WITH                   2,773,550 SHARES
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,773,550 SHARES
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.88%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 72581R106               SCHEDULE 13D                 PAGE 5 OF 8 PAGES
-------------------                                            -----------------

     This Schedule 13D is filed by Crescendo Partners II, L.P. Series V ("Crescendo Partners II"), Crescendo Investments II, LLC ("Crescendo Investments II") and Eric Rosenfeld ("Rosenfeld", and together with Crescendo Partners II and Crescendo Investments II, collectively referred to as the "Reporting Persons") with respect to ownership of the common shares of Pivotal Corporation.

     The percentage of beneficial ownership reflected in this Schedule 13D is based upon 25,482,591 common shares outstanding as of April 1, 2003 as reported in a Form 10-Q of Pivotal Corporation filed on May 14, 2003.

ITEM 1.   SECURITIES AND ISSUER
          ---------------------

     The class of equity securities to which this statement relates is the common shares, no par value ("Common Shares"), of Pivotal Corporation ("Issuer"), a British Columbia, Canada corporation, whose principal executive offices are located at Suite 700 - 858 Beatty Street, Vancouver, British Columbia, V6B 1C1 Canada. The Issuer is engaged in the sale of Customer Relationship Management software.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

     Crescendo Partners II's business address is 350 Park Avenue, 4th Floor, New York, New York 10022. Crescendo Partners II is a limited partnership organized and existing under the laws of Delaware. The principal business of Crescendo Partners II is making investments.

     Crescendo Investments II's business address is 350 Park Avenue, 4th Floor, New York, New York 10022. Crescendo Investments II is a limited liability company organized and existing under the laws of Delaware. The principal business of Crescendo Investments II is to act as the sole general partner of Crescendo Partners II.

     Rosenfeld's business address is c/o Crescendo Partners II, L.P. Series V, 350 Park Avenue, 4th Floor, New York, New York 10022. Rosenfeld is a citizen of the United States. Rosenfeld is the President and Chief Executive Officer of Crescendo Partners L.P. and is the Senior Managing Member of Crescendo Investments II.

     None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

     None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

     Rosenfeld, in a joint account with his wife, acquired 301,500 of the Common Shares of the Issuer for an aggregate consideration of approximately $235,396, inclusive of commissions, using personal funds. These Shares were transferred to Crescendo Partners II.

     In addition, to the Shares transferred to Crescendo Partners II by Rosenfeld, Crescendo Partners II purchased 2,472,050 Shares for an aggregate consideration of approximately $2,173,784 inclusive of commissions. Crescendo Partners II used working capital to make these acquisitions.

ITEM 4.   PURPOSE OF TRANSACTIONS
          -----------------------

     The Reporting Persons have acquired the securities for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Person has investment or voting power, respectively.

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CUSIP NO. 72581R106               SCHEDULE 13D                 PAGE 6 OF 8 PAGES
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     Each of the Reporting Persons may further purchase, trade, lend, vote, dispose or otherwise deal in the securities at times and in such manner, including in the market or in private transactions, as they deem advisable in pursuit of such investment purposes to benefit from temporary changes in the market price of such securities, including changes resulting from actual or perceived developments in the Issuer's operations, business strategy or prospects, management, or from the sale or merger of the Issuer, or its subsidiaries. To evaluate such alternatives, the Reporting Persons will perform ongoing analysis of the Issuer's operations, prospects, business development, management, competitive and strategic position, capital structure, and prevailing market conditions, as well as alternative investment opportunities, and may periodically discuss such matters with the Issuer's management or directors, other shareholders, industry analysts, investment and financing professionals, existing or potential strategic partners, acquirors or competitors, sources of credit or investment banking firms. Such factors, analysis and discussions may result in the Reporting Persons' modifying their ownership of the securities, exchanging information with the Issuer or other persons pursuant to appropriate confidentiality or similar agreements and in compliance with applicable law, or holding discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the Issuer's operations, management, board of directors, charter or by-laws, governance or capital structure as a means of enhancing shareholder value. Such matters may relate to one or more of the actions described in this Item 4, including, without limitation, the acquisition of other businesses by the Issuer, disposing of certain assets of the Issuer, election of one or more new directors, merger or sale of the Issuer, or adopting or not adopting, certain types of anti-takeover measures.

     The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including subject to applicable law, to (i) hold its securities as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of securities or otherwise), (ii) acquire beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iii) dispose of all or part of its holdings of securities, (iv) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this
Schedule 13D, or (v) change its intention with respect to any or all of the matters referred to in this Item 4.

     None of the Reporting Persons has any agreements to acquire any additional Common Shares at this time.

     Notwithstanding the foregoing, except as discussed above, none of the Reporting Persons have any plans or proposals to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

     (a) - (b) Crescendo Partners II is the beneficial owner of 2,773,550 Common Shares of the Issuer. Crescendo Partners II has sole voting and dispositive power over these shares. Crescendo Partners II beneficially owns 10.88% of the Issuer's Common Shares.

     Crescendo Investments II is the beneficial owner of 2,773,550 Common Shares of the Issuer. Crescendo Investments II, in its capacity of being the sole general partner of Crescendo Partners II, controls Crescendo Partners II. Accordingly, Crescendo Investments II is the beneficial owner of the shares held

-------------------                                            -----------------
CUSIP NO. 72581R106               SCHEDULE 13D                 PAGE 7 OF 8 PAGES
-------------------                                            -----------------

by Crescendo Partners II. Crescendo Investments II has sole voting and dispositive power over the shares held by Crescendo Partners II. Crescendo Investments II beneficially owns 10.88% of the Issuer's Common Shares.

     Rosenfeld is the beneficial owner of 2,773,550 Common Shares of the Issuer. This amount represents 10.88% of the Issuer's Common Shares held by Crescendo Partners II. Rosenfeld, being the Senior Managing Member of Crescendo Investments II, exercises control over Crescendo Partners II and Crescendo Investments II. As a result of Rosenfeld's control of Crescendo Partners II and Crescendo Investments II, Rosenfeld has sole voting and dispositive power over the shares held by Crescendo Partners II. Accordingly, Rosenfeld is deemed to be the beneficial owner of the shares held by Crescendo Partners II. However, Mr. Rosenfeld disclaims ownership of the Common Shares held by Crescendo Partners II and Crescendo Investments II, except to the extent of his pecuniary interest therein. Rosenfeld beneficially owns 10.88% of the Issuer's Common Shares.

     (c) See Exhibit 2 for a description of all transactions in the reported securities that were effected within the last sixty days by the Reporting Persons.

     (d)-(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
          --------------------------------------------

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

     1. Joint Filing Agreement, dated as of May 15, 2003, by and among Crescendo Partners II, L.P., Series V, Crescendo Investments II, LLC and Eric Rosenfeld. (a)

     2. Transactions in Pivotal Corporation Common Stock during the past 60 days. (a)

     (a)  Filed herewith.

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CUSIP NO. 72581R106               SCHEDULE 13D                 PAGE 8 OF 8 PAGES
-------------------                                            -----------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: May 15, 2003

                                         CRESCENDO PARTNERS II, L.P. SERIES V

                                         By: Crescendo Investments II, LLC

                                         By: /s/ Eric Rosenfeld
                                             ---------------------------------
                                               Name:  Eric Rosenfeld
                                               Title: Senior Managing member


                                         CRESCENDO INVESTMENTS II, LLC


                                         By: /s/ Eric Rosenfeld
                                             ---------------------------------
                                               Name:  Eric Rosenfeld
                                               Title: Senior Managing Member


                                         /s/ Eric Rosenfeld
                                         -------------------------------------
                                         ERIC ROSENFELD